UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

March 30, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Châteauban SA
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 10,310,000(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 10,310,000(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,310,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6858%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Châteauban SA has beneficial ownership of a total of 10,310,000, or 4.6858%, of the Ordinary Shares, no par value (“Shares”), of Euronav NV (the “Issuer”) based on 220,024,713 Shares outstanding as at December 31, 2019 as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission on January 31, 2020. Châteauban SA has sole voting power and sole dispositive power over all of the 10,310,000 Shares.

CUSIP No. B38564108	13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Euronav NV

(b)	Address of Issuer’s Principal Executive Offices De Gerlachekaai 20 2000 Antwerpen, Belgium

Item 2.

(a)	Name of Person Filing Châteauban SA

(b)	Address of the Principal Office or, if none, residence 3-7 rue Schiller, L-2519 Luxembourg, Luxembourg

(c)	Citizenship Châteauban SA is a société anonyme existing under the laws of the Grand-Duchy of Luxembourg

(d)	Title of Class of Securities Ordinary Shares, no par value (the “Shares”)

(e)	CUSIP Number B38564108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,310,000(1)

(b)	Percent of class: 4.6858%(1)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 10,310,000(1)

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 10,310,000(1)

	(iv)	Shared power to dispose or to direct the disposition of: 0

(1) Châteauban SA has beneficial ownership of a total of 10,310,000, or 4.6858%, of the Ordinary Shares, no par value (“Shares”), of Euronav NV (the “Issuer”) based on 220,024,713 Shares outstanding as at December 31, 2019 as reported by the Issuer in its Form 6-K furnished to the U.S. Securities and Exchange Commission on January 31, 2020. Châteauban SA has sole voting power and sole dispositive power over all of the 10,310,000 Shares.

CUSIP No. B38564108	13G/A	Page 4 of 5 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:  ☒.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.  Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. B38564108	13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2020

CHATEAUBAN SA

/s/ Vivek Pathak
Name: Vivek Pathak
Title: Director

/s/ Jean Cigrang
Name: Jean Cigrang
Title: Director